Exhibit 3.8

CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION

OF

MOMENTIVE SPECIALTY CHEMICALS INVESTMENTS INC.

Momentive Specialty Chemicals Investments Inc. (hereinafter called the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify:

1. The name of the Corporation is Momentive Specialty Chemicals Investments Inc.

2. Effective January 15, 2015, the name of the Corporation is hereby amended to be Hexion Investments Inc.

3. The amendment of the certificate of incorporation herein certified has been duly adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

Executed on this 9th day of January, 2015.

/s/ Ellen German Berndt

Ellen German Berndt

Vice President & Secretary